RALLY

Bill of Sale

As of March 18, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#CLEMENTE3
Description:	1955 Topps #164 Roberto Clemente Rookie Card graded PSA MINT 9
Total Acquisition Cost:	$ 950,000.00
Consideration: Cash (%) Equity (%) Total	$ 950,000.00 (100%) $ 0 (0%) $ 950,000.00 (100%)